09057132

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45259

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HOWARD WEIL INCORPORATED

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1100 POYDRAS STREET, SUITE 3500
(No. and Street)

NEW ORLEANS, (City) LOUISIANA (State) 70163 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES M. JONES, III (504) 582-2841
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KUSHNER LAGRAIZE, LLC
(Name – *if individual, state last, first, middle name*)

3330 WEST ESPLANADE AVENUE, SUITE 100, METAIRIE, LOUISIANA 70002
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/16

OATH OR AFFIRMATION

I, JAMES M. JONES III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HOWARD WEIL INCORPORATED, as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JULIE GUARINO
NOTARY PUBLIC NO. 039479
STATE OF LOUISIANA
PARISH OF ORLEANS
My Commission is for Life

Julie Guarino
Notary Public

James M. Jones III
Signature

CHIEF FINANCIAL OFFICER
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HOWARD WEIL INCORPORATED

TABLE OF CONTENTS

December 31, 2008 and 2007

Kushner LaGraize, L.L.C.

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

S. DAVID KUSHNER, CPA, CrFA*
WILSON A. LaGRAIZE, JR., CPA, CrFA
ERNEST G. GELPI, CPA, CGFM
CRAIG M. FABACHER, CPA
DOUGLAS W. FINEGAN, CPA
MARY ANNE GARCIA, CPA
*A Professional Accounting Corporation

WILLIAM B. HAMILTON, CPA
KATHARINE M. LASSITER, CPA
RICHARD J. RUMNEY, CPA

Members
American Institute of CPA's
Society of Louisiana, CPA's

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholder of
Howard Weil Incorporated

We have audited the accompanying statements of financial condition of Howard Weil Incorporated, as of December 31, 2008 and 2007, and the related statements of income, changes in stockholder's equity, cash flows, and changes in subordinated borrowings for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Howard Weil Incorporated, as of December 31, 2008 and 2007, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedules on pages 15-16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kushner LaGraize, LLC

Metairie, Louisiana
February 17, 2009

SUITE 100 3330 WEST ESPLANADE AVENUE METAIRIE, LOUISIANA 70002 (504) 838-9991 FAX (504) 833-7971
info@kl-cpa.com • www.kl-cpa.com

HOWARD WEIL INCORPORATED

STATEMENTS OF FINANCIAL CONDITION

December 31, 2008 and 2007

ASSETS

	12/31/08	12/31/07
Cash and cash equivalents	$ 9,749,570	$ 7,769,026
Deposit with clearing organization	109,675	108,409
Commissions receivable	549,544	1,001,128
Accounts receivable - investment banking	159,339	5,374,418
Accounts receivable - related party	120,678	120,678
Equipment and leasehold improvements, net	204,461	212,363
Prepaid expenses and other assets	190,475	227,815
Secured demand notes receivable	2,915,436	2,415,436
TOTAL ASSETS	$13,999,178	$17,229,273

LIABILITIES AND STOCKHOLDER'S EQUITY

	12/31/08	12/31/07
Accounts payable	$ 177,114	$ 196,970
Accrued compensation	1,918,566	6,454,257
Accrued expenses	767,157	703,289
Accrued interest payable-members	81,600	68,850
Dividend payable	523,284	1,005,826
	3,467,721	8,429,192
SUBORDINATED BORROWINGS	3,200,000	2,700,000
COMMITMENTS		
STOCKHOLDER'S EQUITY		
Common stock, no par value, authorized 5,000 shares; issued and outstanding 100 shares	200,000	200,000
Additional paid-in capital	3,022,963	3,022,963
Retained earnings	4,108,494	2,877,118
TOTAL STOCKHOLDER'S EQUITY	7,331,457	6,100,081
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 13,999,178	$17,229,273

See Notes to Financial Statements.

HOWARD WEIL INCORPORATED

STATEMENTS OF INCOME

For the Years Ended December 31, 2008 and, 2007

	12/31/08	12/31/07
REVENUES		
Commissions	$ 33,150,957	$ 27,159,113
Investment banking (net)	2,687,701	8,606,621
Interest income, net of		
interest expense of $217,964 and $332,037	8,373	9,725
Other	848	15,015
TOTAL REVENUES	35,847,879	35,790,474
EXPENSES		
Compensation and benefits	17,578,071	21,854,832
Communications and technology	1,102,690	937,749
Occupancy	412,322	430,087
Depreciation	41,043	26,913
Floor brokerage and clearing fees	2,677,881	2,016,980
Other	2,147,819	1,964,432
TOTAL EXPENSES	23,959,826	27,230,993
NET INCOME	$ 11,888,053	$ 8,559,481

HOWARD WEIL INCORPORATED

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

For the Years Ended December 31, 2008 and 2007

	Common Stock Voting No Par	Paid-In Capital	Retained Earnings	Stockholder's Equity
Balance at December 31, 2006	$ 200,000	$ 3,022,963	$ 2,029,888	$ 5,252,851
Dividends paid - Poydras Capital, L.L.C.	-	-	(7,712,251)	(7,712,251)
Net income	-	-	8,559,481	8,559,481
Balance at December 31, 2007	200,000	3,022,963	2,877,118	6,100,081
Dividends paid - Poydras Capital, L.L.C.	-	-	(10,656,677)	(10,656,677)
Net income	-	-	11,888,053	11,888,053
Balance at December 31, 2008	$ 200,000	$ 3,022,963	$ 4,108,494	$ 7,331,457

See Notes to Financial Statements.

HOWARD WEIL INCORPORATED

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2008 and 2007

	12/31/08	12/31/07
CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES:		
Net income	$ 11,888,053	$ 8,559,481
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	41,043	26,913
Net changes in operating assets and liabilities		
Deposit with clearing organization	(1,266)	(4,957)
Commissions receivable	451,584	78,541
Prepaid expenses and other assets	37,340	(91,974)
Accounts receivable	5,215,079	(4,902,448)
Accounts payable	(19,856)	(55,605)
Accrued compensation	(4,535,691)	813,614
Interest payable	12,750	-
Dividend payable	(482,542)	864,017
Accrued expenses	63,868	41,279
NET CASH PROVIDED BY OPERATING ACTIVITIES	12,670,362	5,328,861
CASH FLOWS USED IN INVESTING ACTIVITIES		
Purchase of equipment and leasehold improvements	(33,141)	(174,050)
NET CASH USED IN INVESTING ACTIVITIES	(33,141)	(174,050)
CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES		
Secured demand notes	(500,000)	(284,565)
Dividends declared	(10,656,677)	(7,712,251)
Subordinated borrowings	500,000	-
NET CASH USED IN FINANCING ACTIVITIES	(10,656,677)	(7,996,816)

See Notes to Financial Statements.

HOWARD WEIL INCORPORATED

STATEMENTS OF CASH FLOWS -Continued

For the Years Ended December 31, 2008 and 2007

	12/31/08	12/31/07
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,980,544	(2,842,005)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	7,769,026	10,611,031
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 9,749,570	$ 7,769,026
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Interest paid during the year	$ 205,214	$ 289,737

See Notes to Financial Statements.

HOWARD WEIL INCORPORATED

STATEMENTS OF CHANGES IN SUBORDINATED BORROWINGS

For the Years Ended December 31, 2008 and 2007

Subordinated borrowings at December 31, 2006	$ 2,700,000
Increases:	
Secured demand note collateral agreements	284,564
Decreases:	
Payment of subordinated loans	(284,564)
Subordinated borrowings at December 31, 2007	2,700,000
Increases:	
Secured demand note collateral agreements	500,000
Subordinated borrowings at December 31, 2008	$ 3,200,000

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Basis of Presentation

Howard Weil Incorporated, a Maryland corporation, (the "Company") is a registered securities broker-dealer operating from offices in New Orleans, Louisiana and Houston, Texas. The Company was a wholly-owned subsidiary of Legg Mason, Inc. (the Former Parent Company) until December 1, 2005, when 100% of the common stock of the Company was purchased by certain members of Company management organized as Poydras Capital, L.L.C. (see Note 2). The Company provides securities brokerage, equity research and investment banking services, with an emphasis on all sectors in the energy industry.

The Company's revenues are generated in two major segments: commissions and corporate finance with focused delivery to institutional customers. Commission revenues are paid directly to the Company via cash payments (checks or wires) or are generated per transaction through the trading of equity securities. Equity trades are processed delivery versus payment. The Company does not maintain proprietary positions in securities.

Use of Estimates

The financial statements were prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make assumptions and estimates that affect the amounts reported in the financial statements and accompanying notes. Actual amounts could differ from those estimates and the differences could have a material impact on the financial statements.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of six months or less, when purchased, to be cash equivalents. There were cash equivalents of $3,379,247 and $3,270,073 at December 31, 2008 and 2007, respectively.

Deposit with Clearing Organization

A security deposit in the amount of $100,000 is required by the Company's third party broker/dealer, which acts as its clearing broker. This deposit is recorded at cost plus interest earned to date of $109,675 and $108,409 at December 31, 2008 and 2007, respectively.

Fair Value of Financial Instruments

All of the Company's financial assets and liabilities are carried at fair value or at amounts, which, because of their short-term nature, approximate current fair value.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Securities Transactions

Commission revenues and related expenses for transactions with customers are recorded on a trade date basis.

Investment Banking

Underwriting revenues and fees from advisory assignments are recorded when the underlying transaction is substantially completed under the terms of the engagement. Expenses related to security offerings in which the Company acts as principal or agent are deferred until the related revenue is recognized. Expense reimbursements related to advisory activities are recorded as a reduction of related expenses.

The Company participated in an underwriting during 2008 in which Lehman Brothers, Inc. was the syndicate manager. Lehman Brothers, Inc. filed bankruptcy during 2008 prior to final settlement with the Company. The Company recorded an allowance for doubtful accounts for the entire amount of the receivable from this transaction of $290,000 at December 31, 2008, and the investment banking revenues were reduced by this amount in the Statement of Income for 2008. The Company intends to file a claim as an unsecured creditor to the bankruptcy. Settlement proceeds, if any, will be recorded as revenue when received.

Depreciation and Amortization

Equipment and leasehold improvements are recorded at cost, net of accumulated depreciation and amortization of $510,495 and $469,452 at December 31, 2008 and 2007, respectively. Depreciation and amortization are determined by use of the straight-line method. Equipment is depreciated over the estimated useful life of the asset, which ranges from three to eight years. Leasehold improvements are amortized using the straight-line method over the remaining life of the lease. Maintenance and repair costs are expensed as incurred. Depreciation and amortization expense was $41,043 and $26,913 at December 31, 2008 and 2007, respectively.

NOTE 2 - STOCK PURCHASE/COMMITMENTS

On December 1, 2005, all of the Company's issued and outstanding stock was purchased by a group led by Company management and organized as Poydras Capital, L.L.C. (a Delaware Limited Liability Company). Citigroup, Inc. was the seller pursuant to their purchase of the stock from Legg Mason, Inc. (the Former Parent Company) on the same day. The purchase price included a substantial cash payment at closing and includes additional contingent payments, as defined, to be made based on rates ranging from 0% - 10% of gross revenues earned by the Company during calendar years 2006 through 2010. Certain provisions of the stock purchase agreement required Poydras Capital, L.L.C. to fund an escrow account with monthly deposits ranging from 6% to 10% of monthly earn-out

NOTE 2 - STOCK PURCHASE/COMMITMENTS - Continued

revenues, as defined, of the Company beginning January, 2006 and continuing through December, 2008. The Company paid monthly dividends to Poydras Capital, L.L.C. to fund the required deposits into the escrow agreement in 2006, 2007, and 2008. The Company had declared $3,606,584 and $3,612,251 of dividends, respectively, to Poydras Capital, L.L.C. with regard to funding the escrow account for the periods December 31, 2008 and 2007.

For years 2009 and 2010, the stock purchase agreement requires the Company to make additional payments of 10% of total revenue only if total annual revenue exceeds $35 million in either year. The Company is obligated to fund the required deposits based on a monthly calculation as defined in the agreement. The Company plans to monitor compliance with the agreement and declare the appropriate dividends to Poydras Capital, L.L.C.

NOTE 3 - RELATED PARTY TRANSACTIONS

At December 31, 2008 and 2007, the Company had a balance of $120,678 due from its parent, Poydras Capital, L.L.C. classified as accounts receivable - related party regarding payments made by the Company for professional fees associated with the stock purchase.

Included in interest expense for the year ended December 31, 2008 and 2007 is $192,617 and $164,250, respectively, paid to members of the stockholder with regard to the Company's subordinated borrowings. The accrued interest payable-members balances of $81,600 and $68,850 at December 31, 2008 and 2007 are also related to these subordinated borrowings.

NOTE 4 - SUBORDINATED BORROWINGS

A subordinated agreement is a contract between a broker/dealer (the borrower) and an investor (the lender) pursuant to which the lender lends money and/or securities to the broker/dealer. The proceeds of this loan can be used by the broker/dealer almost entirely without restriction. The lender agrees that if the broker/dealer does not meet its contractual obligations, his/her claim against the broker/dealer will be subordinate to the claims of other parties, including claims for unpaid wages. Subordination agreements add to the firm's capital and thus strengthen its financial condition.

Subordinated Loans - the Company entered into several subordinated loan agreements with certain members of its stockholder. The subordinated loans outstanding at December 31, 2008 and 2007 ($284,564) bear interest at 6% and are due on January 31, 2009.

NOTE 4 - SUBORDINATED BORROWINGS - Continued

Secured Demand Notes (SDN) - a secured demand note is a promissory note in which the lender agrees to give cash to the broker/dealer on demand during the term of the SDN. This promissory note must be backed by collateral, generally the lender's securities. The lender retains his/her status as beneficial owner of the collateral, but the securities must be in the possession of the broker/dealer and registered in its name. As securities can fluctuate in value, the lender must maintain adequate collateral, so that when discounted according to a formula set forth by regulation, the value of the securities will be equal to or greater than the amount of the SDN. Terms of the promissory notes call for interest payable at 6.0%, and at December 31, 2008 and 2007, other terms and the amounts of secured demand notes outstanding and the collateral values were as follows:

	Balance at 12/31/08	Market Value of Collateral at 12/31/08
Secured demand notes-maturing January 31, 2009	$ 1,065,436	$ 1,213,596
Secured demand notes-maturing January 31, 2012	1,850,000	2,008,664
	$ 2,915,436	$3,222,260

	Balance at 12/31/07	Market Value of Collateral at 12/31/07
Secured demand notes-maturing January 31, 2008	$ 1,350,000	$ 1,916,281
Secured demand notes-maturing January 31, 2009	1,065,436	1,222,662
	$ 2,415,436	$ 3,138,943

The secured demand note collateral agreements and subordinated loan agreements for equity capital have been approved by the Financial Industry Regulatory Authority and are available in computing net capital under the Securities and Exchange Commissions Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Loans maturing January 31, 2009 are in the process of being renewed at the same terms with maturity dates of January 31, 2013 plus additional net borrowings of $308,091 for total borrowings of $3,508,091.

NOTE 5 - OFF BALANCE SHEET RISK

The Company had amounts on deposit in banks at December 31, 2008 and 2007of $10,205,246 and $8,072,843, which exceeded the $250,000 federally insured limits and the $500,000 securities investor protection limits by $7,584,033 and $7,372,844, respectively.

NOTE 6 - LEASES

The Company leases office space in New Orleans and Houston under operating leases. Rent expense associated with these leases was $386,236 and $407,122 for the years ended December 31, 2008 and 2007, respectively. The Company's future minimum lease commitments under these operating leases as of December 31, 2008 are as follows:

Year Ending December 31,	Amount
2009	$369,633
2010	338,096
2011	275,022
2012	275,022
2013	275,022
Thereafter	275,022
	$ 1,807,817

NOTE 7 - INCOME TAXES

Effective December 1, 2005, the Company elected to be a qualified Subchapter "S" subsidiary of its new parent, Poydras Capital, L.L.C., (see Note 2) which had previously elected to be taxed as an "S" corporation. Under these provisions, the Company does not pay federal and state income taxes on its taxable income. Instead, the members of Poydras Capital, L.L.C. are liable for federal and state income taxes on their respective shares of the Company's taxable income.

The Company has elected to defer the provisions of FIN 48, Accounting for Income Taxes, under the provisions of FSP FIN 48-3. The Company uses a FAS 5, Loss Contingencies approach for evaluating uncertain tax positions. The Company is not aware of any uncertain tax positions which may result in liabilities related to income taxes.

NOTE 8 - REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined.

Rule 15c3-1 provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital, as defined, would fall below specified levels. At December 31, 2008 and 2007, the Company had net capital, as defined, of $9,796,893 and $7,361,285, respectively, which exceeded required net capital by $9,565,712 and $6,799,339, respectively.

The Company is exempt from the requirements of the SEC's Customer Protection Rule ("Rule 15c3-3") pursuant to Section (k)(2)(ii) of Rule 15c3-3 since the Company cleared all transactions with and for customers on a fully disclosed basis with a third party broker.

NOTE 9 - EMPLOYEE BENEFIT PLANS

Effective January 10, 2006, the Company began offering a defined contribution 401(k) profit-sharing plan. The plan covers substantially all employees who are at least 21 years of age. Participant contributions to the 401(k) plan are based on compensation and the employer matches 50% of employee contributions up to a maximum of $3,000. Contributions to the profit-sharing plan are made at management's discretion. The Company recognized $400,000 of expenses for the years ended December 31, 2008 and 2007 with regard to this plan.

NOTE 10 - REVOLVING SUBORDINATED LOAN AGREEMENT

On September 21, 2008, the Company executed a revolving subordinated loan agreement with a bank which allows for borrowings of up to $10,000,000. The agreement expires on September 21, 2009 and borrowings are unsecured and will accrue interest at LIBOR plus 200 basis points. The agreement is structured so that borrowings may qualify for additional regulatory capital when necessary for Company operating purposes. There were no borrowings under this agreement at December 31, 2008.

NOTE 11 - SUBSEQUENT EVENTS

On January 5, 2009 and January 9, 2009, the Board of Directors of Howard Weil, Inc. declared and made payable cash dividends in the amount of $600,000 and $2,600,000, respectively, to the Corporation's sole stockholder of record, Poydras Capital, L.L.C.

SUPPLEMENTAL SCHEDULES

HOWARD WEIL INCORPORATED

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2008

Total capital and allowable subordinated liabilities		$ 10,531,457
Deductions and/or charges:		
Non-allowable assets:		
Equipment and leasehold improvements, prepaid expenses and other assets, accounts receivable - related party		664,223
Other deductions and/or charges		13,000
Total Non-Allowable Assets		(677,223)
Net capital before haircuts on securities positions		9,854,234
Haircuts on security positions		(57,341)
NET CAPITAL		$ 9,796,893
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT AND AGGREGATE INDEBTEDNESS:		
Total aggregate indebtedness	$ 3,467,721	
Net capital required (6 2/3% of aggregate indebtedness)	231,181	
Statutory minimum net capital requirement	100,000	
Net capital requirement (greater of computed or statutory amount)		$ 231,181
Excess net capital		9,565,712
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)		$ 9,450,120
Percentage of aggregate indebtedness to net capital		35%

Statement Pursuant to Paragraph (d)(4) of SEC Rule 17a-5

There are no material differences between this computation of net capital and the corresponding computation prepared by Howard Weil Incorporated and included in the Company's unaudited Part II FOCUS filing as of the same date.

HOWARD WEIL INCORPORATED

COMPUTATION OF DETERMINATION FOR RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2008

The Company is not required to file the above schedule as it claims exemption from Rule 15c3-3 under Paragraph (k)(2)(ii) of the Rule as all customer transactions are cleared through another broker-dealer on a fully-disclosed basis.

OTHER INFORMATION

Kushner LaGraize, L.L.C.

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

S. DAVID KUSHNER, CPA, CrFA*
WILSON A. LaGRAIZE, JR., CPA, CrFA
ERNEST G. GELPI, CPA, CGFM
CRAIG M. FABACHER, CPA
DOUGLAS W. FINEGAN, CPA
MARY ANNE GARCIA, CPA
*A Professional Accounting Corporation

WILLIAM B. HAMILTON, CPA
KATHARINE M. LASSITER, CPA
RICHARD J. RUMNEY, CPA

Members
American Institute of CPA's
Society of Louisiana, CPA's

REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Howard Weil Incorporated:

In planning and performing our audit of the financial statements and supplemental schedules of Howard Weil Incorporated (the "Company") as of and for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);

2. Determining compliance with the exemptive provisions of Rule 15c3-3; and

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to

SUITE 100 3330 WEST ESPLANADE AVENUE METAIRIE, LOUISIANA 70002 (504) 838-9991 FAX (504) 833-7971
info@kl-cpa.com • www.kl-cpa.com

assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kushner LaGraize, LLC

Metairie, Louisiana
February 17, 2009